NOTICE OF EXEMPT SOLICITATION SUBMITTED BY NON-MANAGEMENT

U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation under Rule 14a-103

Name of Registrant: The Bank of New York Mellon Corporation

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport PA 15135

Vote Yes: Proposal 5 – Politicized De-Banking

Bowyer Research submits the following statement from proponent, Waker Wildmon:

“My name is Walker Wildmon and I represent the American Family Association, a shareholder in Bank of New York Mellon. This year we filed the paper work to propose a resolution for the proxy dealing with the issue of viewpoint based debanking. Unfortunately, we were told that the company would only allow statements of support to be given live and in person at the annual meeting in New York. I live and work in Mississippi and I have a business to run here. I am told by our corporate engagement consultants that this is an unusual requirement, that it has become the standard in recent years for shareholders who legally qualify as proponents and whose proposals are not successfully blocked by the company through the no-action request system with the SEC to be able to conveniently record their statement of support and have them played at the meeting or read out loud by staff of the corporation. I object to the requirement of personal attendance, because it is clearly biased both against shareholders who do not live in New York and also against shareholders who are not full-time political activists. Mississippians with day jobs can be shareholders, too, and should be able to be heard without missing two days of work. So, we are using the avenue of a Notice of Exempt Solicitation as a way around this arbitrary and biased restriction to register both this objection and to make our case.

Here is what we would have said live at that meeting.

Our proposal asks the company to look at the risks associated with politicized debanking. This toxic and anti-fiduciary practice has led to scandals and negative publicity in recent years at JPMorgan Chase and Bank of America. We do not want BNY Mellon to fall into the same trap. Risk management is about dealing with these problems before the scandal, not after. Our company has a score of only 13% out of 100 when it comes to protection of viewpoint diversity. It scores even worse, at 10%, when it comes to protection of customers from viewpoint discrimination. The Corporate Bias Report lists us as of high risk for cancellation of conservative and Christian customers. Whereas the left-of-center, gender identity activist group, the Human Rights Campaign, gives the bank a 100% score. When one side of the political divide gives you an A plus and the other side gives you an F minus, that's what bias looks like. When you add the fact that the Viewpoint Diversity Score points specifically to the lack of a clear objective standard under which the bank can withhold or remove services from customers, then you have a serious risk. BNY Mellon needs to immediately implement our request, to study the risks before something happens that could lead to lawsuits, state sanctions, adverse legislation or consumer agency complaints.”

A video of these remarks can be found here: https://drive.google.com/file/d/1sDtqt04NyjgHngcDa61U0g6DWtvBSeo_/view?usp=sharing

Conclusion

For these reasons, we urge you to vote FOR the Proposal regarding politicized de-banking on BNY Mellon’s 2024 Proxy.

Submitted by Jerry Bowyer, President BOWYER RESEARCH

P.O. Box 120

McKeesport PA 15135

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.